legal & compliance, llc

laura aNTHONy, esq.

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ., LLM

PEARL HAHN, ESQ.**

LAZARUS ROTHSTEIN, ESQ.

 ____________________________

OF COUNSEL:

PAULA A. ARGENTO, ESQ.***

CRAIG D. LINDER, ESQ.****

PETER P. LINDLEY, ESQ., CPA, MBA

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM e-mail:lrothstein@legalandcompliance.com Direct Dial: (561) 433-6217

*	licensed in FL and NY
**	licensed in NY
***	licensed in D.C.
****	licensed in FL, CA and NY

December 5, 2017

VIA ELECTRONIC EDGAR FILING

Jan Woo

Branch Chief - Legal

Office of Information Technologies and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Zenergy Brands, Inc. (formerly The Chron Organization, Inc.)
Registration Statement on Form S-1
Filed November 8, 2017
File No. 333-221430

Dear Ms. Woo:

Zenergy Brands, Inc. (formerly The Chron Organization, Inc.) (the “Company”) is in receipt of the staff’s letter dated November 15, 2017 relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the SEC on November 8, 2017. Pursuant to a conversation with the staff, we are contemporaneously filing Amendment No. 1 to the Registration Statement for consideration by the staff. Amendment No. 1 has been revised to include the Company’s unaudited financial statements for the period ended September 30, 2017 along with an update of its corporate name and share increase that became effective on December 1, 2017 along with certain updated information stemming from these changes.

We trust that Amendment No. 1 is satisfactory and the Company will proceed to file a request for acceleration. If the staff has any comments regarding Amendment No. 1, please feel free to contact the undersigned.

Sincerely yours,

/s/ Lazarus Rothstein
Lazarus Rothstein

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832